MicroAlgo Inc.

Unit 507, Building C, Taoyuan Street,

Long Jing High and New Technology Jingu Pioneer Park,

Nanshan District, Shenzhen, People’s Republic of China

+(86)0755-88600589

December 26, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	MicroAlgo Inc.
Registration Statement on Form F-3 Filed December 18, 2023 File No. 333-276098

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-3 be accelerated so that it will be made effective at 4:00 p.m. Eastern Time on December 26, 2023, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant is aware of its obligations under the Act.

Yours truly,

MicroAlgo Inc.

By:	/s/ Min Shu
Name:	Min Shu
Title:	Chief Executive Officer